SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações
Earnings Release
Fourth Quarter 2004 Results1

Rio de Janeiro, Brazil – January 31, 2005

Embratel Participações S.A.
(Embratel Participações or the “Company” or “Embrapar”) NYSE:
EMT; BOVESPA: EBTP3, EBTP4
The Company holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

Highlights

  Net revenues were R$1,859 million in the fourth quarter of 2004, an increase of4.7 percent compared with the third quarter of 2004.

  Long distance voice revenues (domestic and international) in the fourth quarter of 2004 were R$1.2 billion increasing 7.1 percent quarter-over-quarter.

  EBITDA in the fourth quarter of 2004 was R$337 million representing an EBITDA margin of 18.1 percent.

  EBIT rose to R$58 million in the fourth quarter of 2004 from an operating loss of R$43 million in the previous quarter of the same year.

Exhibit				% Var	% Var
R$ million	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var

Net revenues	1,874.3	1,774.9	1,858.5	-0.8%	4.7%	7,043.6	7,332.9	4.1%

EBITDA	482.3	240.8	336.9	-30.2%	39.9%	1,783.0	1,373.4	-23.0%
Ebitda Margin	25.7%	13.6%	18.1%	-7.6 pp	4.6 pp	25.3%	18.7%	-6.6 pp

Operating income (EBIT)	194.6	(43.4)	58.0	-70.2%	nm	630.2	227.7	-63.9%
Ebit Margin	10.4%	-2.4%	3.1%	-7.3 pp	5.6 pp	8.9%	3.1%	-5.8 pp

Net income/(loss)	69.1	(66.6)	(213.1)	nm	219.9%	223.6	(339.3)	nm

1 All financial figures are in Reais and based on consolidated financial in “Brazilian Corporate Law”

Exhibit
Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending			Twelve months ending

R$ million	Dec 31, 03	Sep 31, 04	Dec 31, 04	Dec 31, 03	Dec 31, 04

Revenues
Gross revenues	2,464.3	2,338.8	2,461.5	9,177.2	9,687.4
Taxes & other deductions	(589.9)	(563.8)	(603.0)	(2,133.6)	(2,354.6)
Net revenues	1,874.3	1,774.9	1,858.5	7,043.6	7,332.9
Net voice revenues	1,306.2	1,124.3	1,204.3	4,908.3	4,781.7
Domestic long distance	1,094.3	948.8	1,001.5	4,051.7	4,012.8
International long distance	211.9	175.5	202.8	856.6	768.9
Net data communications	425.5	425.0	437.4	1,756.1	1,709.4
Local services	82.7	163.6	152.7	134.5	607.6
Other services	59.9	62.0	64.1	244.7	234.1

Cost of services	(1,000.3)	(1,000.7)	(986.7)	(3,737.3)	(4,017.5)

Selling expenses	(202.4)	(216.4)	(249.3)	(784.8)	(896.7)

G&A expenses	(204.2)	(229.1)	(103.8)	(813.5)	(886.4)

Other operating income/(expense)	14.8	(88.0)	(181.8)	74.9	(158.9)
EBITDA	482.3	240.8	336.9	1,783.0	1,373.4
Operating income (EBIT)	194.6	(43.4)	58.0	630.2	227.7
Financial income. monetary and exchange variation	47.7	18.8	301.2	139.9	521.9

Financial expense. monetary and exchange variation	(212.9)	(22.5)	(594.0)	(299.8)	(1,140.5)

Other non-operating income/(expense)	95.6	(5.8)	(33.3)	(70.4)	(43.3)
Extraordinary non-operating income - ILL	-	-	-	-	106.8
Net income/(loss) before tax and minority interest	125.0	(52.8)	(268.2)	399.9	(327.4)

Net income/(loss)	69.1	(66.6)	(213.1)	223.6	(339.3)

Exhibit
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ million	Dec 31, 03	Sep 30, 04	Dec 31, 04

Assets
Current Assets	4,127.5	3,525.6	3,055.1
Noncurrent Assets	1,603.2	1,432.6	1,553.1
Permanent Assets	7,237.1	6,896.4	6,666.6
Total Assets	12,967.8	11,854.6	11,274.8

Liabilities and Shareholders`s Equity
Current Liabilities	3,966.2	4,194.6	4,636.4
Non-current Liabilities	3,769.1	2,554.7	1,751.2
Deferred Income	135.4	124.7	144.1
Minority interest position	222.4	241.7	216.7
Shareholders' Equity	4,874.8	4,738.9	4,526.4
Total Liabilities and Shareholders' Equity	12,967.8	11,854.6	11,274.8

Total Revenues

In the fourth quarter, total net revenues were R$1,859 million, representing an increase of 4.7 percent compared to the previous 2004 quarter. The reduction in local services revenues was offset by the growth in the data and long distance businesses. Net total revenues declined 0.8 percent compared with the same quarter of the previous year. This was due to the decrease in long distance revenues which offset the growth in both data and local services revenues. For the full year, net revenues totaled R$7.3 billion corresponding to an annual increase of 4.1 percent. This growth was mainly generated by the local business.

Data Communications

Exhibit				% Var	% Var
R$ million	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var

Net data communications	425.5	425.0	437.4	2.8%	2.9%	1,756.1	1,709.4	-2.7%

Exhibit				% Var	% Var
Thousands	4Q03	3Q04	4Q04	YoY	QoQ

64 Kbits Line Equivalents	643.8	815.4	1,000.8	55.4%	22.7%

In the fourth quarter of 2004, 185.4 thousand circuits (64kbits line equivalent) were added, representing a 22.7 percent increase relative to the previous 2004 quarter balance. In December 2004, Embratel had in service 1 million 64kbit line equivalent circuits to provide data services to business customers. This represented an increase of 55.4 percent compared to 2003.

Embratel's data communications revenues were R$437 million in the fourth quarter of 2004, representing a 2.9 percent increase compared with the third quarter of the same year. Over half of this increase resulted from higher wholesale revenues related to services provided to cellular companies. Core data business revenues also rose in the quarter due to new contracts. For the full year, data revenues declined 2.7 percent attributed to price reductions and a downturn in the internet service provider market.

Long Distance Voice Services

Exhibit				% Var	% Var
R$ million	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var

Net voice revenues	1,306.2	1,124.3	1,204.3	-7.8%	7.1%	4,908.3	4,781.7	-2.6%
Domestic long distance	1,094.3	948.8	1,001.5	-8.5%	5.6%	4,051.7	4,012.8	-1.0%
International long distance	211.9	175.5	202.8	-4.3%	15.6%	856.6	768.9	-10.2%

Exhibit				% Var	% Var
Minutes million	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var

Net voice traffic	3,899.8	3,381.5	3,514.8	-9.9%	3.9%	16,227.4	14,109.6	-13.1%
Domestic long distance	3,477.6	2,959.5	2,966.5	-14.7%	0.2%	14,549.8	12,385.8	-14.9%
International long distance	422.1	422.0	548.3	29.9%	29.9%	1,677.6	1,723.9	2.8%

Domestic Long Distance

In the fourth quarter, domestic long distance traffic totaled 2,967 million minutes, flat when compared to the previous 2004 quarter. Domestic long distance minutes were 14.7 percent lower compared with the same quarter of 2003. For the twelve months, domestic long distance minutes were 12,386 million representing a decline of 14.9 percent against 2003.

Domestic long distance revenues were R$1.0 billion, an increase of 5.6 percent compared with the third quarter of 2004. This growth is explained by the slowdown in the decline of major traffic lines as well as to a 5.3 percent rate increase in the basic calling plan. Also, during the quarter, the company implemented an advertising campaign aiming to get closer to customers, introduced calling plans with greater price clarity and carried-out win-back programs.

Year-over-year and year-to-date domestic long distance revenues decreased 8.5 and 1.0 percent respectively, when compared with 2003. For the full year, long distance revenues totaled R$4.0 billion.

International Long Distance

International long distance traffic surged in the fourth quarter by totaling 548 million minutes, an increase of 29.9 percent compared with both the prior 2004 and the same 2003 quarters. In 2004, international long distance minutes totaled 1,724 million, a 2.8 percent increase compared with 2003.

International long distance revenues were R$203 million in the fourth quarter of 2004 compared with R$176 million in the third quarter of 2004. The revenue growth is associated with the increase in inbound traffic resulting from bilateral carrier agreements. Year-over-year, international long distance revenues decreased 4.3 percent.

For the full year, international revenues declined 10.2 percent and totaled R$769 million. The decrease is associated with the reduction in outbound traffic, lower rates, and the effect of the appreciation of the currency on inbound revenues.

Local Revenue

Exhibit				% Var	% Var
R$ million	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var

Local Services	82.7	163.6	152.7	84.7%	-6.7%	134.5	607.6	351.9%

In Embratel’s corporate customer business, Viplines sales and traffic continued to grow. On the other hand, the company’s effort to improve customer base quality at the Vésper level resulted in a slowdown in handsets sales and traffic. Embratel’s fourth quarter local revenues totaled R$153 million, a decrease of 6.7 percent compared with the third quarter of 2004.

For the full year, local revenues were R$608 million reflecting the growth in the company’s local business and the acquisition of Vésper.

EBITDA and Net Income

Exhibit				% Var	% Var
R$ million	4Q03	3Q04	4Q04	YoY	QoQ	2003	2004	% Var

Net revenues	1,874.3	1,774.9	1,858.5	-0.8%	4.7%	7,043.6	7,332.9	4.1%

Costs and Expenses
Interconnection & facilities	(869.3)	(822.3)	(849.3)	-2.3%	3.3%	(3,234.0)	(3,362.5)	4.0%
Other cost of service	(130.9)	(178.4)	(137.4)	4.9%	-23.0%	(503.3)	(655.0)	30.1%
Selling expenses	(202.4)	(216.4)	(249.3)	23.2%	15.2%	(784.8)	(896.7)	14.3%
G&A expenses	(204.2)	(229.1)	(103.8)	-49.2%	-54.7%	(813.5)	(886.4)	9.0%
Other operating income/(expense)	14.8	(88.0)	(181.8)	nm	106.6%	74.9	(158.9)	nm

EBITDA	482.3	240.8	336.9	-30.2%	39.9%	1,783.0	1,373.4	-23.0%
Ebitda Margin	25.7%	13.6%	18.1%	-7.6 pp	4.6 pp	25.3%	18.7%	-6.6 pp
Depreciation and amortization	(287.8)	(284.2)	(278.9)	-3.1%	-1.9%	(1,152.8)	(1,145.7)	-0.6%
Operating income (EBIT)	194.6	(43.4)	58.0	-70.2%	nm	630.2	227.7	-63.9%

Financial income. monetary and exchange variation	47.7	18.8	301.2	531.3%	1502.6%	139.9	521.9	273.2%
Financial expense. monetary and exchange variation	(212.9)	(22.5)	(594.0)	179.1%	2544.7%	(299.8)	(1,140.5)	280.4%
Other non-operating income/(expense)	95.6	(5.8)	(33.3)	nm	477.5%	(70.4)	(43.3)	-38.4%
Extraordinary non-operating income - ILL	-	-	-	nm	nm	-	106.8	nm
Net income/(loss)	69.1	(66.6)	(213.1)	nm	219.9%	223.6	(339.3)	nm

In 2004 EBITDA was R$1.4 billion. EBITDA decreased 23.0 percent due to additional SG&A costs and provisions. For the full year, the EBITDA margin was 18.7 percent

EBITDA was R$337 million in the fourth quarter of 2004, an increase of 39.9 percent relative to the previous 2004 quarter. The EBITDA margin for the fourth quarter was 18.1 percent.

Quarter-over-quarter above EBITDA performance

Local and long distance interconnection rates rose by 5.3 percent in November with the implementation of the second part of the IGP-DI base adjustment. Cost of Services, excluding interconnection, decreased 23.0 percent quarter-over-quarter. This decline was attributed to a decrease of third party services and a lower level of handset sales.

Selling expenses rose to R$249 million in the fourth quarter of 2004 from R$216 million in the previous 2004 quarter. This increase is explained by the increase of advertising campaigns and charges of R$95 million for provision for doubtful accounts.

General & Administrative expenses were R$104 million in the fourth quarter, a decrease of 54.7 percent compared with the previous 2004 quarter. The fourth quarter of 2004 included a reduction in employee profit sharing provision and decreases in expenses related to administrative and consulting services. Combined, the reductions in these two accounts totaled R$92 million compared with the prior 2004 quarter.

Other operating expenses were R$182 million in the fourth quarter of 2004. This amount includes revenues (fixed-to-cellular long distance calls prior to the introduction of the PICCode) and liabilities recognized as a result of the agreement between Embratel and Brasil Telecom and Telemar. It also includes provisions of R$214 million for labor, civil and tax contingencies. At year-end, the balance of probable contingencies was R$477 million compared to a balance of R$74 million at year-end 2003.

Quarter-over-quarter below EBITDA performance

Also, as the result of the agreement between Embratel and Brasil Telecom and Telemar, the company recorded a net monetary correction loss of R$68 million associated with the revenues recognized and obligations paid. The net bottom-line impact of this agreement was a gain of R$21 million.

During the fourth quarter of 2004, Embratel recorded a financial charge of R$54 million related to monetary correction of Embratel’s pension plan liability. The company also made a R$32 million charge of impairment at Vésper debited to the Other non-operating income/expense account.

Embratel registered a net loss of R$213 million in the fourth quarter of 2004 and a loss of R$339 million for the full year.

Financial Position

Cash position on December 31, 2004 was R$832 million. Embratel ended the quarter with a total outstanding debt of R$3.4 billion and a net debt of R$2.6 billion. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$2.1 billion.

During the quarter Embratel repaid approximately R$1.5 billion of debt principal. This debt was replaced by R$1.5 billion of new short-term, lower cost debt, of which R$ 1.0 billion is in local commercial paper and the remaining are bank loans. The objective of this change in debt profile was to reduce the overall cost of debt.

To complete the company’s financial restructuring, Embratel’s management proposed, and the Board of Directors approved, in general terms, a capital increase of US$700 million. The purpose of the capital increase, which is expected to be completed in the second quarter of 2005, is to strengthen the financial position of Embrapar and its subsidiaries in view of their funding requirements over the medium term. These include repaying maturing debt – including 35 percent of the US$275 million Guaranteed Notes, prepaying some higher-cost debt, and funding capital expenditures. A stronger balance sheet will also position Embratel to compete more effectively and to meet challenges and opportunities as they arise. The company also anticipates having the opportunity to acquire other Brazilian assets that its controlling shareholder already owns or is in the process of purchasing.

Capex

Total capital expenditures in the quarter were R$164 million. The breakdown is as follows: local infrastructure, access and services– 31.1 percent (including PPIs and Vésper); data and Internet services – 26.0 percent; network infrastructure – 1.2 percent, others – 17.9 percent and Star One – 23.5 percent. Total capital expenditures in 2004 were R$579.6 million.

In 2005, Embratel expects to invest approximately R$1.4 billion for Capex.

Changes in Balance Sheet Accounts

The variation in net account receivables, tax and contributions (assets and liabilities) legal deposits, and fixed assets and accounts payables are mainly related to the settlement of disputes between Embratel, Brasil Telecom and Telemar.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

(Exhibits:
1 - Income Statement, 2 – Costs, 3 - Balance Sheet, 4 Debt Profile, and 5 - Cash
Flow Statement to follow)

Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending						%		Twelve months ending				%

R$ millions	Dec 31, 03%		Sep 30, 04%		Dec 31, 04%		YoY	QoQ	Dec 31, 03%		Dec 31, 04%		YoY

Revenues
Gross revenues	2,464.3		2,338.8		2,461.5		-0.1%	5.2%	9,177.2		9,687.4		5.6%
Taxes & other deductions	(589.9)		(563.8)		(603.0)		2.2%	7.0%	(2,133.6)		(2,354.6)		10.4%
Net revenues	1,874.3	100.0%	1,774.9	100.0%	1,858.5	100.0%	-0.8%	4.7%	7,043.6	100.0%	7,332.9	100.0%	4.1%
Net voice revenues	1,306.2	69.7%	1,124.3	63.3%	1,204.3	64.8%	-7.8%	7.1%	4,908.3	69.7%	4,781.7	65.2%	-2.6%
Domestic long distance	1,094.3	58.4%	948.8	53.5%	1,001.5	53.9%	-8.5%	5.6%	4,051.7	57.5%	4,012.8	54.7%	-1.0%
International long distance	211.9	11.3%	175.5	9.9%	202.8	10.9%	-4.3%	15.6%	856.6	12.2%	768.9	10.5%	-10.2%
Net data communications	425.5	22.7%	425.0	23.9%	437.4	23.5%	2.8%	2.9%	1,756.1	24.9%	1,709.4	23.3%	-2.7%
Local services	82.7	4.4%	163.6	9.2%	152.7	8.2%	84.7%	-6.7%	134.5	1.9%	607.6	8.3%	351.9%
Other services	59.9	3.2%	62.0	3.5%	64.1	3.4%	6.9%	3.3%	244.7	3.5%	234.1	3.2%	-4.3%

Net revenues	1,874.3	100.0%	1,774.9	100.0%	1,858.5	100.0%	-0.8%	4.7%	7,043.6	100.0%	7,332.9	100.0%	4.1%
Cost of services	(1,000.3)	-53.4%	(1,000.7)	-56.4%	(986.7)	-53.1%	-1.4%	-1.4%	(3,737.3)	-53.1%	(4,017.5)	-54.8%	7.5%

Interconnection & facilities	(869.3)	-46.4%	(822.3)	-46.3%	(849.3)	-45.7%	-2.3%	3.3%	(3,234.0)	-45.9%	(3,362.5)	-45.9%	4.0%
Personnel	(57.4)	-3.1%	(61.9)	-3.5%	(61.1)	-3.3%	6.3%	-1.4%	(214.8)	-3.0%	(246.8)	-3.4%	14.9%
Third-party services	(55.9)	-3.0%	(47.6)	-2.7%	(57.1)	-3.1%	2.2%	20.1%	(222.6)	-3.2%	(229.4)	-3.1%	3.1%
Other	(17.6)	-0.9%	(68.9)	-3.9%	(19.2)	-1.0%	9.0%	-72.2%	(65.9)	-0.9%	(178.8)	-2.4%	171.1%
Selling expenses	(202.4)	-10.8%	(216.4)	-12.2%	(249.3)	-13.4%	23.2%	15.2%	(784.8)	-11.1%	(896.7)	-12.2%	14.3%

Personnel	(64.5)	-3.4%	(74.7)	-4.2%	(72.5)	-3.9%	12.3%	-3.0%	(238.9)	-3.4%	(278.6)	-3.8%	16.6%
Third-party services	(50.3)	-2.7%	(52.8)	-3.0%	(80.2)	-4.3%	59.7%	52.0%	(180.2)	-2.6%	(244.2)	-3.3%	35.5%
Allowance for doubtful accounts	(81.9)	-4.4%	(86.9)	-4.9%	(95.2)	-5.1%	16.3%	9.5%	(353.1)	-5.0%	(366.6)	-5.0%	3.8%
Other	(5.7)	-0.3%	(1.9)	-0.1%	(1.3)	-0.1%	-77.1%	-30.2%	(12.6)	-0.2%	(7.3)	-0.1%	-42.2%
G&A expenses	(204.2)	-10.9%	(229.1)	-12.9%	(103.8)	-5.6%	-49.2%	-54.7%	(813.5)	-11.5%	(886.4)	-12.1%	9.0%

Personnel & Employee profit sharing	(50.7)	-2.7%	(60.2)	-3.4%	(31.7)	-1.7%	-37.6%	-47.4%	(191.3)	-2.7%	(298.5)	-4.1%	56.0%
Third-party services	(123.8)	-6.6%	(117.8)	-6.6%	(54.3)	-2.9%	-56.1%	-53.9%	(500.5)	-7.1%	(457.4)	-6.2%	-8.6%
Taxes	(17.7)	-0.9%	(49.6)	-2.8%	3.6	0.2%	nm	nm	(73.2)	-1.0%	(81.6)	-1.1%	11.5%
Other	(12.0)	-0.6%	(1.5)	-0.1%	(21.4)	-1.2%	78.8%	1292.6%	(48.5)	-0.7%	(48.9)	-0.7%	0.9%
Other operating income/(expense)	14.8	0.8%	(88.0)	-5.0%	(181.8)	-9.8%	nm	106.6%	74.9	1.1%	(158.9)	-2.2%	nm
EBITDA	482.3	25.7%	240.8	13.6%	336.9	18.1%	-30.2%	39.9%	1,783.0	25.3%	1,373.4	18.7%	-23.0%
Depreciation and amortization	(287.8)	-15.4%	(284.2)	-16.0%	(278.9)	-15.0%	-3.1%	-1.9%	(1,152.8)	-16.4%	(1,145.7)	-15.6%	-0.6%
Operating income (EBIT)	194.6	10.4%	(43.4)	-2.4%	58.0	3.1%	-70.2%	nm	630.2	8.9%	227.7	3.1%	-63.9%
Financial income. monetary and exchange variation	47.7	2.5%	18.8	1.1%	301.2	16.2%	531.3%	1502.6%	139.9	2.0%	521.9	7.1%	273.2%

Financial income	61.7	3.3%	52.0	2.9%	60.9	3.3%	-1.3%	17.1%	244.2	3.5%	271.5	3.7%	11.2%
Monetary and exchange variation (income)	(14.0)	-0.7%	(33.2)	-1.9%	240.3	12.9%	nm	nm	(104.3)	-1.5%	250.4	3.4%	nm
Financial expense. monetary and exchange variation	(212.9)	-11.4%	(22.5)	-1.3%	(594.0)	-32.0%	179.1%	2544.7%	(299.8)	-4.3%	(1,140.5)	-15.6%	280.4%

Financial expense	(144.4)	-7.7%	(129.9)	-7.3%	(152.4)	-8.2%	5.5%	17.3%	(510.3)	-7.2%	(589.6)	-8.0%	15.5%
Monetary and exchange variation (expense)	(68.5)	-3.7%	107.4	6.1%	(441.7)	-23.8%	544.9%	nm	210.6	3.0%	(550.9)	-7.5%	nm
Other non-operating income/(expense)	95.6	5.1%	(5.8)	-0.3%	(33.3)	-1.8%	nm	477.5%	(70.4)	-1.0%	(43.3)	-0.6%	-38.4%
Extraordinary non-operating income - ILL	-	0.0%	-	0.0%	-	0.0%	nm	nm	-	0.0%	106.8	1.5%	nm
Net income/(loss) before tax and minority interest	125.0	6.7%	(52.8)	-3.0%	(268.2)	-14.4%	nm	407.4%	399.9	5.7%	(327.4)	-4.5%	nm

Income tax and social contribution	(41.8)	-2.2%	(4.1)	-0.2%	67.6	3.6%	nm	nm	(136.9)	-1.9%	25.4	0.3%	nm
Minority interest	(14.1)	-0.8%	(9.7)	-0.5%	(12.5)	-0.7%	-11.6%	29.5%	(39.4)	-0.6%	(37.2)	-0.5%	-5.4%
Net income/(loss)	69.1	3.7%	(66.6)	-3.8%	(213.1)	-11.5%	nm	219.9%	223.6	3.2%	(339.3)	-4.6%	nm

End of period shares outstanding (Billions)	333.4		332.8		333.0				333.4		333.0
Earnings/(losses) per 1000 shares (R$)	0.2		(0.2)		(0.6)				0.7		(1.0)

Exhibit 2
Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending						%		Twelve months ending				%

R$ millions	Dec 31, 03%		Sep 30, 04%		Dec 31, 04%		YoY	QoQ	Dec 31, 03%		Dec 31, 04%		YoY

Revenues
Gross revenues	2,464.3		2,338.8		2,461.5		-0.1%	5.2%	9,177.2		9,687.4		5.6%
Taxes & other deductions	(589.9)		(563.8)		(603.0)		2.2%	7.0%	(2,133.6)		(2,354.6)		10.4%
Net revenues	1,874.3	100.0%	1,774.9	100.0%	1,858.5	100.0%	-0.8%	4.7%	7,043.6	100.0%	7,332.9	100.0%	4.1%

Interconnection & facilities	(869.3)	-46.4%	(822.3)	-46.3%	(849.3)	-45.7%	-2.3%	3.3%	(3,234.0)	-45.9%	(3,362.5)	-45.9%	4.0%
Personnel & Employee profit sharing	(172.7)	-9.2%	(196.9)	-11.1%	(165.2)	-8.9%	-4.3%	-16.1%	(645.0)	-9.2%	(823.9)	-11.2%	27.7%
Third-party services	(229.9)	-12.3%	(218.2)	-12.3%	(191.7)	-10.3%	-16.6%	-12.1%	(903.2)	-12.8%	(931.0)	-12.7%	3.1%
Allowance for doubtful accounts	(81.9)	-4.4%	(86.9)	-4.9%	(95.2)	-5.1%	16.3%	9.5%	(353.1)	-5.0%	(366.6)	-5.0%	3.8%
Taxes	(17.7)	-0.9%	(49.6)	-2.8%	3.6	0.2%	nm	nm	(73.2)	-1.0%	(81.6)	-1.1%	11.5%
Other	(35.3)	-1.9%	(72.3)	-4.1%	(41.9)	-2.3%	18.8%	-42.0%	(127.0)	-1.8%	(235.0)	-3.2%	85.0%
Total Operating Costs / Expenses	(1,406.8)	-75.1%	(1,446.1)	-81.5%	(1,339.8)	-72.1%	-4.8%	-7.4%	(5,335.5)	-75.7%	(5,800.5)	-79.1%	8.7%
Other operating income/(expense)	14.8	0.8%	(88.0)	-5.0%	(181.8)	-9.8%	nm	106.6%	74.9	1.1%	(158.9)	-2.2%	nm
EBITDA	482.3	25.7%	240.8	13.6%	336.9	18.1%	-30.2%	39.9%	1,783.0	25.3%	1,373.4	18.7%	-23.0%
Net income/(loss)	69.1	3.7%	(66.6)	-3.8%	(213.1)	-11.5%	nm	219.9%	223.6	3.2%	(339.3)	-4.6%	nm

End of period shares outstanding (Billions)	333.4		332.8		333.0				333.4		333.0
Earnings/(losses) per 1000 shares (R$)	0.2		(0.2)		(0.6)				0.7		(1.0)

Exhibit 3
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ thousands	Dec 31, 2003	Sep 30, 2004	Dec 31, 2004

Assets
Cash and cash equivalents	1,719,496	803,740	832,028
Account receivables, net	1,672,037	1,567,421	1,428,059
Deferred and recoverable taxes (current)	465,719	847,640	387,572
Other current assets	270,277	306,784	407,419
Current Assets	4,127,529	3,525,585	3,055,078
Deferred and recoverable taxes	1,151,696	973,405	1,306,320
Legal deposits	381,561	412,503	209,477
Other non-current assets	69,930	46,667	37,287
Noncurrent Assets	1,603,187	1,432,575	1,553,084
Investments	39,888	40,202	1,594
Net property, plant & equipment	7,194,329	6,759,611	6,572,605
Deferred fixed assets	2,870	96,630	92,446
Permanent Assets	7,237,087	6,896,443	6,666,645
Total Assets	12,967,803	11,854,603	11,274,807

Liabilities and Shareholders`s Equity
Short term debt and current portion of long term debt	1,217,256	1,467,569	2,099,185
Accounts payable and accrued expenses	1,822,611	1,689,634	1,355,840
Taxes and contributions (current)	347,358	489,363	432,194
Dividends and interest on capital payable	95,386	12,357	12,352
Proposed dividends and interest on capital	18,858	-	23,242
Personnel, charges and social benefits	87,585	112,399	73,781
Employee profit sharing provision	52,107	33,330	33,190
Provision for contingencies	73,749	182,770	477,264
Actuarial liabilities - Telos (current)	64,442	69,407	68,342
Subsidiaries and associated companies	11,994	-	-
Other current liabilities	174,820	137,772	60,991
Current Liabilities	3,966,166	4,194,601	4,636,381
Long term debt	3,373,341	2,177,565	1,330,621
Actuarial liabilities - Telos	328,803	319,723	370,764
Taxes and contributions	52,061	51,872	48,919
Other non-current liabilities	14,890	5,531	915
Non-current Liabilities	3,769,095	2,554,691	1,751,219
Deferred Income	135,358	124,653	144,134
Minority interest position	222,382	241,745	216,703
Paid-in capital	2,273,913	2,273,913	2,273,913
Income reserves	2,620,022	2,620,022	2,620,022
Treasury stock	(19,133)	(18,178)	(16,218)
Retained earnings	-	(136,844)	(351,347)
Shareholders' Equity	4,874,802	4,738,913	4,526,370
Total Liabilities and Shareholders' Equity	12,967,803	11,854,603	11,274,807

Total borrowed funds	4,590,597	3,645,134	3,429,806
Net debt	2,871,101	2,841,394	2,597,778
Net debt / Shareholder`s Equity	0.59	0.60	0.57

Total Debt / Trailing Ebitda (last 4 quarters)	2.6	2.4	2.5
Net Debt / Trailing Ebitda (last 4 quarters)	1.6	1.9	1.9
Trailing Ebitda / Financial expense (Does not include monetary and exchange variation)	3.5	2.6	2.3
Trailing Ebitda / Net financial expense (including monetary and exchange variation)	11.1	3.1	2.2

Exhibit 4	Sep 30, 2004				Dec 31, 2004

Embratel Participações SA	Amounts in million	%	Average Cost of Debt	Maturity	Amounts in million	%	Average Cost of Debt	Maturity

Hedged and reais short term debt	1,269.9	86.5%	111,69% CDI	up to 1,0 year	1,524.9	72.6%	97,67% CDI	up to 1,0 year
Unhedged short term debt	197.6	13.5%	US$ + 4,83%	up to 1,0 year	574.3	27.4%	US$ + 3,51%	up to 1,0 year
Total short term debt	1,467.6	40.3%			2,099.2	61.2%

Hedged and reais long term debt	727.3	33.4%	89,41% CDI	up to 4,3 years	330.7	24.9%	70,95% CDI	up to 5,7 years
Unhedged long term debt	1,450.2	66.6%	US$ + 8,69%	up to 8,7 years	999.9	75.1%	US$ + 9,56%	up to 9,0 years
Total long term debt	2,177.6	59.7%			1,330.6	38.8%

Hedged and reais total debt	1,997.3	54.8%	103,58% CDI	up to 4,3 years	1,855.5	54.1%	92,91% CDI	up to 5,7 years
Unhedged total debt	1,647.9	45.2%	US$ + 8,23%	up to 8,7 years	1,574.3	45.9%	US$ + 7,35%	up to 9,0 years
Total debt	3,645.1	100.0%	US$ + 5,21%	up to 8,7 years	3,429.8	100.0%	US$ + 4,28%	up to 9,0 years

Exhibit 5 Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ thousands	3Q04	4Q04	2003	2004

Cash provided by operating activities
Net income/(loss) - cash flow	(66,609)	(213,060)	223,634	(339,256)
Depreciation/Amortization	284,247	278,929	1,152,753	1,145,660
Exchange and Monetary (Gains)/Losses	(225,873)	(158,788)	(636,851)	(172,713)
Swap Hedge Effects	110,008	81,031	410,283	172,968
Minority Interest - cash flow	9,651	12,497	39,367	37,231
Loss/(Gain) on permanent asset disposal	16,504	103,178	(28,858)	145,458
Goodwill write-off	-	-	101,489	-
Other operating activities	(6,612)	(6,612)	(36,448)	(27,943)
Changes in current and noncurrent assets and liabilities	194,592	180,936	(89,234)	97,830
Net cash provided by operating activities	315,908	278,111	1,136,135	1,059,235

Cash flow form investing activities
Additions to investments/Goodwill	-	-	32	(807)
Additions to property, plant and equipment	(119,732)	(184,147)	(546,551)	(628,414)
Deferred fixed assets - cash flow	(64)	-	(2,870)	(100,429)
Investments sales	-	43,973	248,339	43,973
Net cash used in investing activities	(119,796)	(140,174)	(301,050)	(685,677)

Cash flow from financing activities
Loans obtained and repaid	(351,760)	(35,081)	(73,052)	(1,003,990)
Swap Hedge Settlement	(11,639)	(60,651)	132,888	(129,632)
Dividends Paid	32	(14,301)	(30,897)	(116,177)
Other financing activities	2,175	384	(31,519)	(11,227)
Net cash used in financing activities	(361,192)	(109,649)	(2,580)	(1,261,026)

Increase in cash and cash equivalents	(165,080)	28,288	832,505	(887,468)
Cash and cash equivalents at beginning of period	968,820	803,740	886,991	1,719,496

Cash and cash equivalents at end of period	803,740	832,028	1,719,496	832,028

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.